Best Food Trucks, Inc



ANNUAL REPORT

3409 FAY AVE

CULVER CITY, CA 90232-7435

(703) 582-4285

http://www.bestfoodtrucks.com

This Annual Report is dated August 10, 2023.

BUSINESS

Best Food Trucks, Inc. (“BFT”) is a C-Corp organized under the laws of the state of Delaware, with a Corporate HQ in the state of California that is a SaaS based technology and data company in the mobile vending industry. BFT’s business model consists of mobile and web-based applications that connect mobile food vendors with their customers. Our services are available across the United States and Canada for individuals, government agencies and the private sector. BFT is a profitable company with a proven technology in a rapidily growing industry. Your investment will help scale BFT's proven marketing and sales playbook and will not be used to develop an economically unproven technology. Your investment is also backing the most experienced team at the confluence of the mobile vending industry and technology sector.
Best Food Trucks (BFT) is a technology and data company that changes the way customers connect with unique culinary experiences by seamlessly linking them with the finest food trucks and mobile vendors across North America. Our state-of-the-art platform empowers mobile vendors to effectively promote their menus, bid on catering events in their respective regions, and effortlessly process contactless mobile orders through our bespoke mobile vending POS system.

As customers explore BFT's virtual marketplace, they gain immediate access to real-time information on operating food trucks, enabling them to effortlessly book them for catered events or experiential marketing ventures. Through our technology, BFT has established itself the ultimate solution in the market, resulting in revenue growth over the past three years.

BFT currently generates revenue through three primary channels, complemented by upcoming revenue streams in development. Firstly, by facilitating street-side and location opportunities for food trucks, BFT charges a nominal 10% fee to the participating trucks. Additionally, when we connect food trucks with more lucrative catering opportunities, a fee ranging from 15% to 20% is applied. Lastly, customers who utilize BFT's user-friendly online ordering platform incur a

convenience fee of $1.00 per transaction. These revenue streams have already contributed to BFT's profitability. Moreover, we are actively working on introducing additional revenue streams, including monthly subscription services that food trucks can subscribe to for access to advanced in-app features. Furthermore, our forthcoming offering of small business lending to food trucks will generate traditional interest revenue, bolstering BFT's business model. We place great importance on ensuring that our revenue sources are thoughtfully structured, aiming to avoid overwhelming financial burdens on our food truck partners. Instead, we perceive them as opportunities for our partners to streamline their marketing and sales operations, thereby maximizing their margins at each location facilitated through BFT.

Previous Offerings

n/a

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020
Revenue
Revenue for fiscal year 2021 was $6,893,824 compared to $10,083,996 in fiscal year 2022. This 46% increase in revenue growth was driven largely from expanding marketing share with existing products and the launch of BFT's catering portal in 2022.
Cost of sales
Cost of Sales for fiscal year 2021 was $5,909,530 compared to $8,932,081 in fiscal year 2022. The percentage of cost of sales to revenue decreased in 2022 because of promotional activities designed to get more mobile operators on the platform in 2022 as it expanded nationally.
Gross margins
Gross margins for fiscal year 2021 were $984,294 compared to $1,151,915 in fiscal year 2022. The % of gross margins to revenue was higher in 2021 because BFT is increasing the payouts (e.g. COGS) to our mobile vendors in 2022 and 2023 to gain market share from our biggest competitor. At some point in late 2023 or 2024, payouts to mobile vendors will normalize to market rates so COGS as a percentage of revenue decreases.
Expenses
Expenses for fiscal year 2021 were $930,677 compared to $1,327,187 in fiscal year 2022. Expeneses increased in 2022 to support new product development investments and to grow marketing, sales and customer services functions.
Historical results and cash flows:
The Company is currently in the growth and scale stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the company's existing products are launched, generating revnue and growing market share. Past cash was primarily generated through sales of the company's products and services. Our goal is to continue growing revenue YoY at a 25-40% growth rate while reducing

the cost of sales growth rate.

Liquidity and Capital Resources

At December 31, 2021 the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Promissory Notes & Loans
Amount Owed: $137,574.00
Interest Rate: 3.75%
Maturity Date: May 15, 2050

Creditor: Stripe Loan Agreement
Amount Owed: $51,908.00
Interest Rate: 0.0%
Maturity Date: March 20, 2024

Creditor: SAFE 2017
Amount Owed: $20,000.00
Interest Rate: 0.0%
If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Creditor: SAFE 2018
Amount Owed: $25,000.00
Interest Rate: 0.0%
If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If

there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Creditor: SAFE 2019
Amount Owed: $50,000.00
Interest Rate: 0.0%
If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Creditor: CROWD SAFE
Amount Owed: $34,230.00
Interest Rate: 0.0%
If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Creditor: Convertible Note -TECHSTARS ACCELERATOR INVESTMENTS LLC
Amount Owed: $146,712.00
Interest Rate: 5.0%
Maturity Date: July 20, 2020
The convertible notes are convertible into common shares and preferred stock at a conversion price. The conversion price is equal to the lesser of (i) 80% of the price paid per share for such

shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of $3,000,000 divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Creditor: Lease Agreement
Amount Owed: $26,222.00
Interest Rate: 0.0%
Maturity Date: December 31, 2024
On January 01, 2022, the Company entered into a lease agreement mostly for certain business premises located at 3409 Fay Ave, Los Angeles, California. The rent expires on December 31, 2024. Our lease agreement does not contain any material residual value guarantees or material restrictive covenants.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew Byron Geller

Matthew Byron Geller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: October, 2016 - Present

Responsibilities: Runs the over all business direction of the company. Salary: 96k

Position: President, Board of Directors

Dates of Service: May, 2021 - Present

Responsibilities: Review previous performance and set strategic priority for the company on a quarterly basis.

Other business experience in the past three years:

Employer: National Food Truck Association

Title: Founder & President

Dates of Service: January, 2014 - Present

Responsibilities: Volunteer work answering questions

Name: Jared Michael Kapela

Jared Michael Kapela's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: May, 2021 - Present

Responsibilities: Financial operations, budgeting, sales, marketing, HR. Salary: 78k

Position: Member, Board of Directors

Dates of Service: May, 2021 - Present

Responsibilities: Review previous performance, set strategic direction for the company on a quarterly basis

Position: Secretary, Board of Directors

Dates of Service: May, 2021 - Present

Responsibilities: Set BoD meeting dates, establish agendas, lead meetings, and report minutes.

Other business experience in the past three years:

Employer: J. Kapela Design & Construction

Title: President

Dates of Service: January, 2016 - Present

Responsibilities: Overseas financial operations and participate in quarterly board meetings to set direction of firm with officers that manage the day to day operations of the firm.

Other business experience in the past three years:

Employer: nVent

Title: Commercial Excellence

Dates of Service: January, 2016 - Present

Responsibilities: Support corporate initiatives in marketing and sales across global enterprise.

Name: Patrick Kevin Lennon

Patrick Kevin Lennon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer

Dates of Service: May, 2021 - Present

Responsibilities: Marketing, sales, customer support and overall operations. Salary: 78K

Position: Member, Board of Directors

Dates of Service: December, 2022 - Present

Responsibilities: Review past performance and set strategic direction of the company on a quarterly basis.

Other business experience in the past three years:

Employer: Revolution Carts

Title: COO / Partner

Dates of Service: May, 2021 - Present

Responsibilities: Sales, advocacy programs, education, marketing, government/municipal relations, accounting, international logistics and overall operations

Other business experience in the past three years:

Employer: Book My Lot, LLC

Title: Owner

Dates of Service: February, 2012 - April, 2021

Responsibilities: One of the Nations first 3rd party booking platforms for mobile vendors, specializing in permanent daily lunch locations and special event catering. Single member LLC, managed all aspects on the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Matthew Geller
Amount and nature of Beneficial ownership: 4,217,181

Percent of class: 38.123

RELATED PARTY TRANSACTIONS

Name of Entity: J. Kapela Design and Construction
Names of 20% owners: Jared Kapela
Relationship to Company: Officer
Nature / amount of interest in the transaction: During 2022, the Company, J. Kapela Design and Construction (owned by one of the shareholders of Best Food Trucks Inc.) provided daily accounting and financial services in the amount of $24,086 to the Company.
Material Terms: The entire amount has been recorded in the Profit and Loss statement of Best Food Trucks Inc.

OUR SECURITIES

The company has authorized Common Stock, Class B Common Stock, Non Voting Rights, SAFE, Crowd SAFE through Microventures-Indiegogo, TECHSTARS ACCELERATOR INVESTMENTS LLC Convertible Note, Santa Monica Partners SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 192,523 of Class B Common Stock, Non Voting Rights.
Common Stock
The amount of security authorized is 15,000,000 with a total of 12,388,298 outstanding.
Voting Rights
1 vote per share
Material Rights
The total amount outstanding includes shares 358,550 to be issued pursuant to stock options, reserved but unissued.
The total amount outstanding includes 967,567 shares to be issued pursuant to stock options issued.
Class B Common Stock, Non Voting Rights
The amount of security authorized is 1,000,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Class B Common Stock, Non Voting Rights.
Material Rights
There are no material rights associated with Class B Common Stock, Non Voting Rights.
SAFE
The security will convert into Preferred stock and the terms of the SAFE are outlined below:
Amount outstanding: $55,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.
Material Rights
There are no material rights associated with SAFE.
Crowd SAFE through Microventures-Indiegogo
The security will convert into Preferred stock and the terms of the Crowd SAFE through Microventures-Indiegogo are outlined below:
Amount outstanding: $34,229.80

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

Material Rights

There are no material rights associated with Crowd SAFE through Microventures-Indiegogo.

TECHSTARS ACCELERATOR INVESTMENTS LLC Convertible Note

The security will convert into Common stock and the terms of the TECHSTARS ACCELERATOR INVESTMENTS LLC Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: July 20, 2020

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: In the event that the Company issues and sells shares of its capital stock to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (excluding the conversion of this Note or convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such shares sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of $3,000,000 divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Doc ID: 09cd0ca2cba0845ced1d18b6819bc03876d0380e 2. Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of shares pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to shares sold in the Qualified Financing. At the option of the Holder, the Holder will receive all of the benefits afforded to other Investors acquiring the same number of shares in the Qualified Financing.

Material Rights

There are no material rights associated with TECHSTARS ACCELERATOR INVESTMENTS LLC Convertible Note.

Santa Monica Partners SAFE

The security will convert into Common stock and the terms of the Santa Monica Partners SAFE are outlined below:

Amount outstanding: $25,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: 0

Material Rights

There are no material rights associated with Santa Monica Partners SAFE.
SAFE
The security will convert into Common stock and the terms of the SAFE are outlined below:
Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: N/A
Material Rights
There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The security that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Competitive Landscape While Best Food Trucks (BFT) has positioned itself as a leader in the food truck industry, it faces competition from other platforms like Roaming Hunger, Street Food Finder, and Food Truck Fiesta. These competitors may develop new technologies, expand their reach, or offer more competitive pricing, which could impact BFT's market share and growth prospects. Dependence on Technology BFT heavily relies on its state-of-the-art platform and data-driven approach to connect customers with food trucks. Any disruptions, system failures, cybersecurity breaches, or technological limitations could negatively impact BFT's ability to operate effectively, resulting in a loss of customers, reputation damage, or financial losses. Regulatory and Legal Risks The food truck industry is subject to various regulations and licensing requirements at the local, state, and federal levels. Changes in regulations, permits, health and safety standards, or zoning restrictions could increase operational costs, limit the expansion into new markets, or lead to legal disputes, negatively affecting BFT's operations and profitability. Dependence on Food Truck Partners BFT's revenue streams rely on the participation of food trucks and their willingness to use BFT's platform. If a significant number of food trucks choose to terminate their partnership or switch to competing platforms, it could impact BFT's revenue and growth potential. Economic Factors BFT's success is closely tied to the overall economic conditions and consumer spending habits. A downturn in the economy, changes in consumer preferences, or decreased discretionary spending could result in a decline in demand for food trucks and catering services, affecting BFT's revenue and profitability. Operational Challenges As BFT aims to expand its services and scale its operations, it may face operational challenges, including managing a large network of food trucks, maintaining quality control, ensuring timely delivery, and providing satisfactory customer service. Difficulties in managing growth could impact customer satisfaction and the overall success of the business. Dependency on Key Personnel The leadership and expertise of key personnel, including the CEO, Matt Geller, play a crucial role in BFT's success. The loss of key personnel or their inability to perform their roles effectively could disrupt operations, impact strategic decision-making, and hinder the company's growth trajectory. Market and Demand Volatility The food truck industry's growth and demand can be subject to volatility due to changing consumer trends, economic fluctuations, or unforeseen events (such as pandemics or natural disasters). Such market uncertainties could impact BFT's ability to predict and meet customer demand, potentially affecting revenue and growth. Financial Risks While BFT has shown profitability and revenue growth, there are inherent financial risks associated with scaling operations and expanding into new markets. This includes managing cash flow, securing financing for growth initiatives, and effectively monetizing new revenue streams. Failure to address these financial risks could strain BFT's financial resources and hinder its expansion plans. Reputation and Brand Risk BFT's reputation and brand image are essential for attracting customers and food truck partners. Negative publicity, customer dissatisfaction, or incidents related to food safety or quality could harm BFT's reputation and result in a loss of trust, impacting customer acquisition and retention.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 10, 2023.

Best Food Trucks, Inc

By   /s/ *Matthew B Geller*

Name: <u>Best Food Trucks Inc</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Best Food Trucks, Inc.

Profit and Loss
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Income	$6,221,321.73	$6,893,823.89	$13,115,145.62
Cost of Goods Sold	$5,578,064.91	$5,909,529.53	$11,487,594.44
GROSS PROFIT	$643,256.82	$984,294.36	$1,627,551.18
Expenses			
6010 Advertising & Marketing	54,197.12	75,711.19	$129,908.31
6015 Bank Charges & Fees	225,262.15	213,258.42	$438,520.57
6017 Bank Charges - Stripe		223.97	$223.97
6020 Contractors	237,019.56		$237,019.56
6021 Contractors 1099		117,130.41	$117,130.41
6022 Contractors - Revolut		8,800.00	$8,800.00
6023 Contractors - Overseas		64,035.39	$64,035.39
6024 Contractor - Developer		84,900.00	$84,900.00
Total 6020 Contractors	237,019.56	274,865.80	$511,885.36
6030 Insurance	3,220.45	3,334.54	$6,554.99
6043 Office and Computer Supplies	867.60	4,906.70	$5,774.30
6045 Payroll Expenses W-2 (CBIZ)	114,971.61	256,951.35	$371,922.96
6047 Payroll Tax Expenses	10,816.63	22,937.77	$33,754.40
6048 Payroll Processing Fees	1,267.36	1,846.12	$3,113.48
6050 Rent & Lease	7,984.43	8,974.20	$16,958.63
6055 Software	7,937.16	11,381.89	$19,319.05
6060 Taxes & Licenses	5,400.05	702.50	$6,102.55
6075 Charitable Contributions	310.00		$310.00
6150 Travel	2,889.75	21,809.96	$24,699.71
6750 Legal & Professional Services	14,924.00	23,759.50	$38,683.50
6901 Meals & Entertainment	1,824.23	9,617.12	$11,441.35
Job Supplies	175.41	395.50	$570.91
Payroll Expenses W-2 (TriNet) (deleted)	20,283.83		$20,283.83
Utilities	363.29		$363.29
Workers Comp Expense	0.53		$0.53
Total Expenses	$709,715.16	$930,676.53	$1,640,391.69
NET OPERATING INCOME	$ -66,458.34	$53,617.83	$ -12,840.51
NET INCOME	$ -66,458.34	$53,617.83	$ -12,840.51

Best Food Trucks, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Business Checking (0025)	78,923.71
Total Bank Accounts	**$78,923.71**
Other Current Assets	
1100 BFT Stripe Holding Balance	3,095.42
1105 LotMom Stripe Holding Balance (deleted)	-67.39
Total Other Current Assets	**$3,028.03**
Total Current Assets	**$81,951.74**
TOTAL ASSETS	**$81,951.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2020 Payroll Clearing	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
2160 Notes Payable - SBA	125,100.00
2170 SBA Loan (deleted)	2,000.00
Total Long-Term Liabilities	**$127,100.00**
Total Liabilities	**$127,100.00**
Equity	
3000 Investor's Equity	
3010 Convertible Note Investor - Techstars	120,000.00
3020 SAFE Investor - Cameron Kadison	25,000.00
3030 SAFE Investor - Christian Shelton	45,000.00
3040 SAFE Investor - Microventures	34,229.80
3050 SAFE Investor - Santa Monica Partners	25,000.00
Total 3000 Investor's Equity	**249,229.80**
3900 Retained Earnings	-221,805.03
Opening Balance Equity	-9,089.69
Owner's Investment	2,975.00
Net Income	-66,458.34
Total Equity	**$ -45,148.26**
TOTAL LIABILITIES AND EQUITY	**$81,951.74**

Best Food Trucks, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Business Checking (0025)	157,196.83
Total Bank Accounts	**$157,196.83**
Accounts Receivable	
1210 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1100 BFT Stripe Holding Balance	3,657.39
1105 LotMom Stripe Holding Balance (deleted)	-67.39
Total Other Current Assets	**$3,590.00**
Total Current Assets	**$160,786.83**
TOTAL ASSETS	**$160,786.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2010 AMEX	1,170.89
Total Credit Cards	**$1,170.89**
Other Current Liabilities	
2020 Payroll Clearing	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$1,170.89**
Long-Term Liabilities	
2160 Notes Payable - SBA	125,100.00
2170 SBA Loan (deleted)	2,000.00
2180 Stripe Loan	24,046.37
Total Long-Term Liabilities	**$151,146.37**
Total Liabilities	**$152,317.26**
Equity	
3000 Investor's Equity	
3010 Convertible Note Investor - Techstars	120,000.00
3020 SAFE Investor - Cameron Kadison	25,000.00
3030 SAFE Investor - Christian Shelton	45,000.00
3040 SAFE Investor - Microventures	34,229.80
3050 SAFE Investor - Santa Monica Partners	25,000.00
Total 3000 Investor's Equity	**249,229.80**
3900 Retained Earnings	-294,378.06
Opening Balance Equity	0.00

Best Food Trucks, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Owner's Investment	0.00
Net Income	53,617.83
Total Equity	**$8,469.57**
TOTAL LIABILITIES AND EQUITY	**$160,786.83**

CERTIFICATION

I, Matthew B Geller , Principal Executive Officer of Best Food Trucks, Inc, hereby certify that the financial statements of Best Food Trucks, Inc included in this Report are true and complete in all material respects.

Matthew B Geller

CEO